Filed by Frontier Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Frontier Oil Corporation
Commission File No. 1-7627

Investor Notice

Frontier and Holly will file a proxy statement/prospectus and other documents regarding the proposed merger referenced in this transcript with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Frontier and Holly and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Frontier and Holly seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Frontier and Holly with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Frontier Oil Corporation, attention: Doug Aron, 10000 Memorial Drive, Suite 600, Houston, Texas 77024 or Holly Corp., attention: John Glancy, 100 Crescent Court, Suite 1600, Dallas, Texas 75201.

Frontier and Holly and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Frontier and Holly in connection with the merger. Information about Frontier and Holly and their respective directors and officers can be found in Frontier’s and Holly’s respective Proxy Statements, Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

NEWS
RELEASE

2003-07

FOR IMMEDIATE RELEASE
Contact: Doug Aron
(713) 688-9600 x145

FRONTIER OIL REPORTS FIRST QUARTER RESULTS

HOUSTON, TEXAS, May 1, 2003 – Frontier Oil Corporation (NYSE: FTO) announced a net loss of ($3.7) million, or ($0.14) per share, for the first quarter ended March 31, 2003, compared to net income of $261,000, or $0.01 per share, for the same period of 2002. While the Cheyenne Refinery experienced attractive margins, operations and profits, those results were overshadowed by losses at the El Dorado Refinery, resulting primarily from the scheduled turnaround of the crude unit in March 2003.

Operating results from the Company’s Cheyenne Refinery reflected a significant increase consistent with improved refined product markets and higher throughput. The operating margin before depreciation at the Cheyenne Refinery was $13.3 million for the first quarter of 2003 compared to $3.7 million for the same period of 2002. This meaningful increase at Cheyenne was due to an increase in production, higher gasoline and distillate crack spreads as well as a wider light/heavy crude oil spread, which was partially offset by higher natural gas prices and a negative by-product margin due to high crude oil prices. The gasoline and distillate crack spreads were $7.41 per barrel and $8.22 per barrel, respectively, for the first quarter of 2003 compared to $5.48 and $4.23 for the same period of 2002. The light/heavy spread was $6.27 for the quarter ended March 31, 2003 compared to $3.75 for the quarter ended March 31, 2002. Total sales barrels increased to 49,863 barrels per day (bpd) in the first quarter of 2003 from 40,530 bpd for the same period in 2002. Refinery operating expense before depreciation increased by $1.3 million to $14.6 million for the first quarter 2003 compared to the same period in 2002, due to a $1.1 million increase in natural gas cost in 2003. However, due to increased sales volumes, refinery operating expense before depreciation declined to $3.25 per sales barrel in the first quarter of 2003 compared to $3.64 per sales barrel in the first quarter of 2002.

The scheduled 18-day crude unit turnaround at the El Dorado Refinery that began March 12, 2003 negatively impacted operating results. El Dorado recorded an operating loss before depreciation of $2.2 million for the first quarter 2003 compared to operating margin before depreciation of $12.0 million for the same period of 2002. As a point of reference, lost volumes at average March crack spreads would have improved El Dorado’s operating margin by almost $12 million, net of inventory effects. Though this major turnaround was completed on schedule and only exceeded its planned $12.3 million cost by $700,000, the effect on volumes charged and processed throughout the quarter was significant. Sales volumes for the first quarter of 2003 were 95,057 bpd compared to 113,349 bpd for the first quarter of 2002. Most of the volume reduction occurred in March, when the El Dorado gasoline crack spread averaged $7.07 and the distillate crack spread averaged $4.98. Despite higher average light product margins than last year, the high crude price environment weakened by-product margins. In addition to turnaround volume loss, increased refinery operating expenses also negatively affected gross margin. Refinery operating expenses before depreciation at El Dorado increased by almost $7.0 million from the year-ago first quarter, due primarily to a $3.5 million increase in natural gas cost, $700,000 turnaround expense in excess of accrual and $600,000 in overtime.

Commenting on the turnaround, Frontier’s Chairman, President, and CEO, James Gibbs said, “Our staff did an excellent job finishing the turnaround on schedule and only slightly over budget. Unfortunately, our turnaround occurred when both the diesel and gasoline crack spreads were well above the five-year averages and the WTI/WTS spread was also above the five-year average. The opportunity cost was high, but the good news is we do not have to do this again at El Dorado for five years.”

Frontier’s balance sheet remains very strong with $113.9 million in cash and cash equivalents at quarter ended March 31, 2003. Net debt to book capitalization was 43% (as calculated on the attached sheet) at the end of the first quarter 2003. This is an important indicator of a company’s leverage position, with a lower percent indicating a less leveraged company.

The recent quarter’s results include an after-tax inventory gain of approximately $5.2 million, or $0.20 per share, compared to $8.6 million, or $0.32 per share, for first quarter of 2002 on a FIFO basis. Inventory gains in January and February due to increasing crude and product prices were partially offset by inventory losses (including lower of cost or market adjustments to inventory) during March because of decreasing crude and product prices. The lower of cost or market adjustment was exacerbated at El Dorado due to the turnaround and rapid price decline at the end of March.

Holly Merger

Frontier filed its request for early termination under the Hart-Scott-Rodino Antitrust Improvements Act the week of April 14, 2003 and expects to file its S-4 Registration Statement in early May in conjunction with the recently announced merger with Holly Corporation. The Company also recently closed $220 million of 8% senior notes into escrow pending the close of the merger and is currently renegotiating its bank working capital facility.

Gibbs continued, “The merger will further diversify our asset base and will allow us to stagger our turnarounds going forward, which should reduce the turnaround effects on the Company’s bottom line. We continue to progress toward completion of the merger and hope to be able to close in July.”

Conference Call

A conference call is scheduled for tomorrow morning, May 2, 2003 at 11:00 am EDT, to discuss first quarter results. To access the call, please dial (800) 915-4836. For those outside the U.S., please call (973) 317-5319. A replay may be heard through May 16 by dialing (800) 428-6051 and entering the passcode 290397. To access the call or the replay via the Internet, go to www.frontieroil.com and register on the Investor Relations page.

Frontier operates a 110,000 barrel-per-day refinery located in El Dorado, Kansas, and a 46,000 barrel-per-day refinery located in Cheyenne, Wyoming, and markets its refined products principally along the eastern slope of the Rocky Mountains and in other neighboring plains states.

                                      FRONTIER OIL CORPORATION

                                                                            Three Months Ended
                                                                                March 31,
                                                                      ----------------------------
                                                                            2003           2002
                                                                      ----------------------------
INCOME STATEMENT DATA ($000's except per share)
Revenues                                                               $     499,384 $     336,350
Refining operating costs                                                     486,615       319,278
Selling and general expenses                                                   4,678         3,803
                                                                      -----------------------------
Operating income before depreciation (EBITDA)                                  8,091        13,269
Depreciation                                                                   6,960         6,598
                                                                      -----------------------------
Operating income                                                               1,131         6,671
Interest expense, net                                                          7,053         6,312
Provision (benefit) for income taxes                                          (2,222)           98
                                                                      -----------------------------
Net income (loss)                                                      $     (3,700) $         261
                                                                      =============================
Net income (loss) per diluted share                                    $      (0.14) $        0.01
Diluted average shares outstanding (000's)                                    25,864        27,024

OTHER FINANCIAL DATA ($000's)
Cash flow before changes in working capital                            $       2,658 $       7,355
Working capital changes                                                      (21,997)      (17,399)
Net cash provided (used) by operating activities                             (19,339)      (10,044)
Net cash provided (used) by investing activities                              (6,607)      (15,635)
Net cash provided (used) by financing activities                              27,513        29,591

BALANCE SHEET DATA ($000's)
Cash, including cash equivalents (a)                                   $     113,931 $     107,907
Working capital                                                              100,223       107,033
Short-term and current debt (b)                                               29,100        30,400
Total long-term debt (c)                                                     208,013       208,922
Shareholders' equity (d)                                                     163,285       170,269
Net debt to book capitalization calculation ((b+c-a)/(b+c-a+d))                43.0%         43.6%

                                       FRONTIER OIL CORPORATION

                                                                           Three Months Ended
                                                                                March 31,
                                                                      ----------------------------
                                                                             2003          2002
                                                                      ----------------------------
OPERATIONS
Cheyenne Refinery
Operations (bpd)
    Total charges                                                             48,905        40,710
    Gasoline yields                                                           20,866        16,512
    Diesel yields                                                             14,093        12,640
    Total sales                                                               49,863        40,530

Operating Margins ($ per bbl)
    Revenues                                                           $       38.31 $       24.14
    Raw material, freight and other costs                                      32.09         19.48
                                                                      -----------------------------
    Refined product margin                                                      6.22          4.66
    Refinery operating expenses excluding depreciation                          3.25          3.64
                                                                      -----------------------------
    Margin before depreciation                                                  2.97          1.02
    Depreciation                                                                0.85          0.96
                                                                      -----------------------------
    Net margin                                                         $        2.12 $        0.06
                                                                      =============================
Light/Heavy crude spread ($ per bbl)                                   $        6.27 $        3.75

El Dorado Refinery
Operations (bpd)
     Total charges                                                            95,919       116,601
     Gasoline yields                                                          53,748        65,592
     Diesel and jet fuel yields                                               28,667        38,633
     Total sales                                                              95,057       113,349

Operating Margins ($ per bbl)
    Revenues                                                           $       38.08 $       24.21
    Raw material, freight and other costs                                      34.05         20.11
                                                                      -----------------------------
    Refined product margin                                                      4.03          4.10
    Refinery operating expenses excluding depreciation                          4.29          2.92
                                                                      -----------------------------
    Margin (loss) before depreciation                                          (0.26)         1.18
    Depreciation                                                                0.38          0.29
                                                                      -----------------------------
    Net margin (loss)                                                  $       (0.64)$        0.89
                                                                      =============================
WTI/WTS Differential ($ per bbl)                                       $        2.38 $        1.53

                                  KEY TERMS: bpd = barrels per day; bbl = barrel

This news release includes forward-looking statements concerning the Company. These may include statements of plans or objectives for future operations, statements about future economic performance or assumptions or estimates. The accuracy of these forward-looking statements is subject to a wide range of business risks and changes in circumstances that are described in our reports that are filed from time to time with the Securities and Exchange Commission. Actual results and outcomes often differ from expectations.

* * * * * *

Frontier Oil Corporation Conference Call
Moderator: James Gibbs
May 2, 2003 – 11 am EDT

Doug Aron (Dir IR / Sr Fin Analyst): Good morning. And thanks to all of you for joining us this morning. I’d like to read a safe harbor statement and then we’ll get started. The primary purpose of this conference call is to describe the assets, operations and certain current and historical financial conditions associated with Frontier Oil Corporation. This information and associated comments made during the course of this conference call may include forward-looking statements concerning the company. These may include statements of plans and objectives for future operations, statements of future economic performance or assumptions or estimates. The accuracy of these forward-looking statements is subject to a wide range of business risks and changes in circumstances that are described in the company’s reports that are filed from time to time with the Securities and Exchange Commission. Actual results and outcomes often differ from expectations. It’s now my pleasure to turn the call over to our CEO, President and Chairman, Mr. Jim Gibbs.

James Gibbs (CEO): Thank you, Doug, and welcome. In Houston we have Julie Edwards and Doug Aron. In our Denver office we have Reed Williams and Nancy Zupan standing by.

In summary, we reported a loss for the first quarter of the year of $3.7 million, or $.14 a share. The cause was almost exclusively a major turnaround we had in El Dorado. This was 18 days and included the crude unit, coker and four other major units. The lost opportunity cost was about $12 million. Just reversing that $12 million out, as if we hadn’t had a missed opportunity, rather than reporting a $3.7 million loss, we would have reported $3.7 million of earnings, and $.14 a share in earnings. So, it was very extensive.

At a high margin time, the crude unit is your most expensive unit to turn around because you can’t recover from barrels not run through the crude unit. With other units like cokers, you can continue to run the crude, you can store the feedstock for the cats or whatever and when they come on line you can run them hard and make up. You can’t do it that way with crude units. If you don’t use it, you lose it forever – and we lost about 2 million barrels. There was another item that caused additional loss associated with this turnaround. When you combine the two, it was about $23 million. I’ll get to that a little later on.

These turnarounds are scheduled years in advance. Planning for the next turnaround on a unit starts immediately after the completion of the current one. So we’re already planning the next one, which is going to be five years from now. These things are very difficult to reschedule, particularly one of this magnitude. So you can’t just look at the margins and say we’re going to do it now or we’re going to do it later. It’s not always safe to do so. We’re running these things three to five years and then they have to come down to do preventive maintenance.

This was one of the most volatile quarters I’ve ever experienced. Let me just tell you how volatile it was. You may remember that in October and November of 2002, we had very good markets. That was followed by a weak December. We entered January with WTI about $31.50. Cracks were positive but they were very weak, in the $3.60 to $5.50 range.

During the first 21 days of January it is safe to say that cracks cratered. By the 21st of January, cracks were in the range of a minus ($.38) to $2.02. Those were our products – minus ($.38) to $2.02. At that time, Frontier’s planning department, marketing department, crude supply, operations and finance departments met every single afternoon in order to evaluate all of our options, many of which weren’t very good.

Then, there was a dramatic turnaround or reversal in the entire crude structure. Starting on January 21st, within just 10 days of month end, gasoline cracks had improved by $7 per barrel, diesel cracks by $6 a barrel. And, by mid-February, crude was at $38.90, gasoline was $1.05, diesel was $1.15. So, essentially since January 1st, crude was up by $7.40, a gallon of gasoline was up $.19, and a gallon of diesel was up $.28. Everybody was happy until mid-March when the entire crude complex collapsed. Crude declined by mid-March to the end of the month by $5.75, gasoline declined by $7.56 per barrel, diesel declined by $10.08 per barrel. That took us back to almost January the 1st levels.

What it created was about an $11 million lower of cost or market (LCM) write down in our inventory. That was largely the position we found ourselves in as a result of the crude turnaround. One normally builds intermediates prior to a turnaround and processes those intermediates back through various units through the end of the turnaround period. We got caught with intermediates manufactured in prior months, as well as crude oil, and then we had a collapse in the entire structure of crude, gasoline and diesel as a result of the war winding down.

Essentially, we experienced a multi-year cycle in just three months while we were in turnaround. It was a very poor combination. These plants are like battleships. Their operations are planned in advance and it’s really hard to turn one of these things around on a dime.

Are we disappointed? Yes, certainly. We’re disappointed with the loss, but we believe it was unavoidable. It’s hard to offset an opportunity cost related to a turnaround of $12 million. But there are really several positives where we’re not disappointed. Results that we turned in are a whole lot better than what we were looking at in mid-January when we laid our plans in place. EBITDA is about $22 million better, net income is about $13 million better, free cash flow is about $41 million better and our cash balances at the end of the month were $32 million, over what we had anticipated when we went into our planning cycle in mid-January.

We had several very positive developments. We had two shining stars. One was the Cheyenne refinery. We saw an opportunity and seized on it, completely changed its monthly plans in response to cracks and differentials. We increased its throughput by 2,500 barrels a day over the plan, 6,400 barrels over the prior year. Essentially it ran every heavy barrel that our supply department could find. We had great operational performance and made $13.6 million in the quarter relative to about $4 million in the first quarter of 2002. I would like to recognize the innovation and the near-flawless operation of the plant by everybody involved there.

El Dorado completed a massive turnaround on time and just a little bit over budget. I don’t know if any of you have experienced one, but it is a massive ordeal. We spent $20 million in capital and expense in about six weeks. The headcount for two shifts at the plant is normally 500 employees in two 12-hour shifts. But during the peak of the turnaround, we had 1,350 spread out in those two shifts. That’s an increase of 850 people. So you’ve got people, time cards, materials, expenses. You have a lot of opportunity for it to get out of control if it’s not planned in minute detail and executed flawlessly. I want to express my appreciation to the staff there and employees for a job that was really well done.

To give you an order of the magnitude of what happened at El Dorado, you might recall that the turnaround was 18 days. Texaco had turned around the same units in 1993 and it took 34 days! Equilon turned around the same units in 1998 and it took 27 days! Frontier turned around these same units and took 18 days. So the opportunity cost is dramatic. Can you imagine what 34 days would have done to our expenses and our returns that we’re reporting today?

The outlook is good. Cracks are good. Differentials are very good. Product inventories are good. I guess the only negative we have is prices and, even though cracks are good, we never benefit when prices are going down because of our inventory accounting method. But in general, the business looks very good. Even though we reported a small loss for the first quarter, we’re very optimistic about the second quarter of the year. Now, we’ll open it up for questions.

Q. Jacques Rousseau (Friedman Billings Ramsey): On a big picture question, regarding some of the Canadian E&P companies, I know Suncor bought the Denver refinery and Encana has expressed some interest. Have you thought of any sort of joint ventures using the Cheyenne refinery? In addition to the Baytex agreement?

Gibbs: Not recently. We can get some crudes into El Dorado from Canada, so that’s always an option. Today we don’t have any negotiations going on. But from time to time we do. Once you see Canadian firms begin to move along these lines, they’ve always thought on these lines, but they’re very reluctant to be the first one. Now that you’ve got two companies and a third one talking, there will be more opportunities. (Clarification: We currently can only access a limited amount of crude oil from our El Dorado Refinery.)

Q. Rousseau: OK. Could give us some idea of how the month of April was as far as earnings?

Julie Edwards (EVP / CFO): We don’t have that entirely closed yet but can give you an idea of cracks. It was a profitable month. A good result of the large LCM hit that we had to take at March 31st was that we did get the inventory at El Dorado and Cheyenne marked down to then-current markets. And margins have been good. Basically for the month of April on the Cheyenne side, we saw a daily gas crack average of about $9.60 per barrel and diesel up at about $8.25 per barrel. Combine that with the light/heavy spread, which continues to be quite attractive to us somewhere in the $6.50 or $6.35 range. Cheyenne looks like it had a good month. El Dorado, mid-con has not been as strong as Denver, but we did get an average gas crack of about $6.70 there and average diesel crack of about $4.25. And the WTI/WTS spread is basically somewhere around $2.80. Both of those refineries will turn in a positive April, but we don’t know yet how big a positive. My guess is it will look a lot more like February than March. In February, El Dorado had about $11 million in margin and Cheyenne had about $7 million. So I would estimate somewhere in that ballpark.

Q. Nicki Decker (Bear Stearns): Good morning. First of all, could you give us an update on your pending merger with Holly?

Gibbs: It’s going quite well. We’re preparing right now to file the S-4 and that probably should be done within a week. We’ve also filed our HSR (Hart Scott Rodino) and don’t envision any type of problems there. Those are the controlling instruments.

Q. Decker: And any clarification on when you would expect that to close?

Gibbs: I guess it depends upon the SEC (Securities and Exchange Commission) and the FTC (Federal Trade Commission). But we would anticipate mid-July to late July, at this point in time.

While you’re talking about that, let me go back to this turnaround. El Dorado represents 70 percent of our refining capacity and we had that down for 18 days. If you look across an entire quarter, it’s like having about 15 percent of your total refining capacity out. That’s a big hunk for this company as it’s currently constituted. One real benefit of the merger with Holly is we will have three more plants, with not only geographic diversification but with unit diversification and mechanical diversification. We won’t be planning any turnarounds like this very close together. We’ll spread those out as best we can, one at a time, one per year. And then you’re not losing 15 percent of your capacity per quarter, you’re cutting that in half in essence.

Q. Decker: Do you have a cap ex figure for the quarter?

Edwards: In the first quarter we spent $7.8 million. Of the big pieces, $2.7 million was at the Cheyenne refinery, of which almost all was related to the low sulfur gasoline project that’s currently under construction. $5.1 million was spent at El Dorado and about $2.5 million of that was for a variety of profit projects that were installed at the time of the turnaround.

Q. Decker: OK, so this $7.8 million does not reflect the turnaround cost?

Edwards: It reflects the capital, which was about $2.5 million. The accrual on the expenses are not part of that number. But we had accrued for the turnaround $12.3 million in expenses. The slight overrun that Jim alluded to was about $700,000. So expenses associated with the turnaround were roughly $13 million.

Q. Decker: There were some reports in mid-March on insider selling. Could you comment on that?

Gibbs: Sure glad you asked that question. We did have to report that as an insider transaction but there were no sales. What happened in March were restricted shares that are related to our incentive pay program that vested. There’s a vehicle by which you actually would turn in some of those shares to pay our withholding. It gets reported as a sale but it was really not a sale; essentially, giving those shares back up to the company. We’re getting out of the program simply the net shares, restricted shares, net of withholding. We have not sold, have no intention on selling stock.

Q. Decker: Jim, is this an annual occurrence?

Gibbs: It should be, yes. We did it last year too. And, the timing would be approximately March.

Q. Erik Dybesland (Lehman Bros): Could you give us an LC balance / usage at the end of the quarter?

Edwards: Erik, it was in the ballpark of $40 million.

Q. Gary Stromberg (Bear Stearns): Can you give us any sense of what Holly would have added to EBITDA in the quarter?

Edwards: We really can’t, Gary, because they have a different fiscal quarter than we do. Their fiscal quarter actually just ended April 30th. While we’ve kept up with them in terms of margin and know that their operations are very good right now, we really weren’t able to get the kind of numbers that we felt comfortable saying was a reasonable proxy.

Gibbs: Don't know if we're allowed to either.

Q. Stromberg: Do you think Holly releases that fiscal quarter before the merger occurs or will we get a peek at those numbers?

Edwards: The answer is likely yes. If we’re on the July timetable that Jim alluded to, it is highly probable that while we are in registration with the SEC, both of us will have our first quarter 10-Qs filed and we’ll have to update the filing accordingly.

Q. Stromberg: Fair enough. And, can you give us any update on Holly's acquisition of Woods Cross? Is that still a May timetable?

Gibbs: Yes, we believe it will be the end of May.

Edwards: Gary, they’re still waiting for FTC clearance. They have a little bit of a stop and restart because some additional Conoco assets were added after the refinery, some terminals. Their plan is as soon as they hear it, let’s just say hypothetically it’s May 15th for the sake of clarity on accounting cut-offs, they’ll move their closing to the first of the next month. So assuming the clearance is delivered in May, which we do assume, they’re talking about a June 1st close.

Q. Stromberg: One last question on the cost side. It looks like El Dorado's costs were higher than expected. Can you give us some guidance going forward? Do you think cash costs get back down below $3 a barrel?

Gibbs: Yes they will.

Q. Stromberg: OK. What was happening there? Was that mostly natural gas?

Edwards: Yes Gary, they were higher than we expected. A large portion of that was March when it was $5.92, compared to March 2002 when El Dorado’s per barrel cost was $2.76. Now the reason for that is obviously the turnaround. Average sales barrels run through El Dorado in the month of March were 70,000 barrels per day. Average crude charge run-in was only 41,000 barrels per day. So that’s one reason. Another reason is natural gas costs were about $2 higher per MMBTU than a year ago. Now natural gas consumption was down a little bit but that still was about a $3.5 million cost company-wide, not all of which was at El Dorado. The other two pieces in El Dorado, which are significant, was the fact that there was about $700,000 of turnaround costs in excess of the accrual. So, all of that had to be added in March on the low barrels as well.

Going forward – and the crude unit is running well post-turnaround – we’re looking at getting those numbers down somewhere close to $3 a barrel and a lot of that is going to be a function of the natural gas costs. April is a little bit higher than that simply because we’re still having some of the turnaround costs come in and natural gas costs are high. But we do show in our current planning for the second quarter somewhere close to $3.15 per barrel at El Dorado.

Q. Stromberg: Thanks. Julie, do you have handy your sensitivity to natural gas?

Edwards: Yes, I’m going to let Doug answer this one because he prepared a spreadsheet on this.

Aron: Based on 2002 natural gas consumption, on an after-tax basis, every dollar of natural gas price increase or decrease is about $.23 per share. We used about 10 million MMBTU system-wide last year.

Q. Stromberg: Do you have what Holly does?

Aron: I do not.

Q. Drew Figdor (Tiedemann Funds): Regarding the Holly merger, I heard the July timeframe. Can you just tell me what the status of the proxy is, whether it's been filed and when Hart Scott Rodino expires?

Gibbs: The S-4 proxy will probably be filed next week. The Hart Scott Rodino was filed two weeks ago. And we’re still waiting, obviously, but could hear as soon as two weeks.

Q. Figdor: And is it still your opinion that you have no anti-trust issues at all?

Gibbs: Yes.

Q. Colm McDermott (John F. Herold): Could you give us some direction as far as SG&A for Q2 and the D&A, as well as interest expense?

Edwards: For Q2, SG&A we estimate at about $4.4 million and that is pretty consistent for the remaining quarters of 2003 as well. That does not include, of course, what will happen once the Holly merger takes place, where there will be some adjustments. So it’s just for Frontier as it is. On the DD&A rate, it is running about $7 million per quarter. That’s going to go up a little bit in the second and third quarter just to reflect the new expenditures as they come in. But it was $6.9 million in the first quarter, and it looks like it will be roughly $7 million in the second and then about $7.3 million in the next two quarters.

In terms of interest, our assumption is it’s going to be lower in the next quarter. And there are two reasons for that. One is the working capital usage will be declining, now that we’re post-turnaround. Turnarounds, in addition to all the other things that happen, tend to tie up a lot of working capital. So we were heavier users of our bank facility than we normally would be. Our current plan, based on all the assumptions that exist today – and I can’t qualify it enough because of the volatility we’re encountering – it’s about $6.3 million in each of the next three quarters. (Correction: Due to the issuance of $220 million in 8% senior notes currently held in escrow awaiting the closing of the Frontier/Holly merger, estimated interest expense for the second quarter of 2003 is $9.1 million)

Gibbs: I’d like to make one more comment. I understand that Doug got some static yesterday about our not making a timely disclosure about our results and the fact that they may be not meet the consensus. Let me just say we could not. We’re operating under a new set of rules and regulations because of our situation with a potential merger partner. Our attorneys strongly recommended that we could not give the markets any kind of advanced notice. So we apologize. That’s not our normal course of business and it won’t be going forward, but we could not make any type of disclosure as such. So, my apologies to everyone.

Q. Maryana Kushnir (Nomura Asset Mgmt): What would be your product spread at El Dorado if there had been no plant downtime?

Gibbs: It would have been $12 million higher, and arguably another $11 million more. So, it could have been as much as $23 million higher. The other $11 million is LCM that resulted from our activities at El Dorado as a result of the turnaround. So, somewhere between $12 milion and $23 million is a fair estimate.

Q. Kushnir: So, I would take this loss opportunity product revenue and divide it by lost volumes to get that? And, what crack benchmark spread is safest to use for El Dorado and Cheyenne?

Gibbs: Can we get Doug to call you back? They’re complicated because of the location of our market. He can walk you through that and we’ll get back to you today. (Clarification: Ms. Kushnir is an analyst working on building a model. She was inquiring about the different pricing services available to provide benchmark crack spreads for modeling purposes. If you would like this information, please contact Doug Aron at 713-688-9600 ext. 145)

Q. Charles Ting (Lehman Bros): What's both your refineries' run rate for current quarter and any plan for the next half?

Gibbs: We are going to run those suckers as hard as we can.

Edwards: Obviously, we’re trying to make up for lost volumes, which we’ll never quite be able to do. El Dorado’s current run rate is 109,000 barrels on crude, 120,000 barrels on all charges. That’s an April rate. For the second quarter we’re looking for El Dorado to be at about 111,000 barrels on crude and 122,000 barrels on all charges. Those are barrels per day. The Cheyenne refinery which, by the way, has been running well the whole year and has been running very hard, is continuing to do so, currently in April running at about 45,000 barrels per day of crude, 49,700 barrels of all charges. And for the quarter, we anticipate Cheyenne keeping up a high rate and coming in around 45,200 barrels per day on crude and 50,000 barrels per day on all charges.

Gibbs: As there are no further questions, we thank you very much for participating in our earnings call and I am sure that our numbers are going to be much more satisfactory in the second quarter than they were the first quarter. As we have developments with our merger with Holly, we will notify you with a release. We’re very optimistic and enthusiastic today, and think you’ll see some of the reasons why this is going to be so beneficial for us all. Thank you very much. Bye.

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